Exhibit 99.1

Dear Shareholders,

The Annual General Meeting of Shareholders of Globant S.A. (the ‘‘Company’’) will be held on May 6, 2016, at 11.00 (CET), at the registered office of the Company (37A, avenue J.F. Kennedy, L-1855 Luxembourg). Immediately following the conclusion of the Annual General Meeting of Shareholders, the Company will hold an Extraordinary General Meeting of Shareholders for the purpose of approving an increase and an extension of the duration of the authorized capital of the Company, as well as certain amendments to the articles of association of the Company as more fully described in the agenda of that meeting.

Because the Company is a Luxembourg company, its affairs are governed by the provisions of the laws of Luxembourg (the “Luxembourg Laws”). Under the provisions of the Luxembourg Laws, the Company’s accounts for the year ended December 31, 2015 must be submitted to shareholders on a consolidated basis under international financial reporting standards as endorsed by the European Union (“EU IFRS”) and an unconsolidated basis in accordance with the generally accepted accounting principles of Luxembourg (‘‘Luxembourg GAAP’’). The Company’s accounts for the year ended December 31, 2015 were also prepared on a consolidated basis in accordance with international financial reporting standards (‘‘IFRS’).

Enclosed with this mailing are the convening notice to the Annual General Meeting and the Extraordinary General Meeting of Shareholders, a proxy card relating thereto, the IFRS consolidated accounts of the Company as of and for the year ended December 31, 2015 and the Company’s annual accounts as of December 31, 2015 together with the relevant management reports of the Board of Directors, the audit reports and the report of the Board of Directors prepared in accordance with article 32-3(5) of the law of 10 August 1915 on commercial companies, as amended. A copy of the EU IFRS consolidated accounts of the Company as of and for the year ended December 31, 2015, can be obtained at the investors section on the Company’s website www.globant.com.

Please promptly sign, date and return the enclosed proxy card so that your shares can be voted at the Annual General Meeting and at the Extraordinary General Meeting. Please mail or email your proxy promptly to ensure that your proxy will be received in time for the meetings.

I recommend you vote as suggested by respectively the Board of Directors, the Corporate Governance and Nominating Committee, the Audit Committee and the Compensation Committee.

Sincerely,

Martin Migoya
Chairman of the board of directors

April 12, 2016

GLOBANT S.A.

société anonyme

37A, avenue J.F. Kennedy,

L-1855 Luxembourg

R.C.S. Luxembourg B 173727

(the “Company”)

Convening Notice to the

Annual General Meeting and Extraordinary General Meeting of Shareholders

to be held on May 6, 2016 at the registered office of the Company

Dear Shareholders,

The Board of Directors of the Company (the “Board”) is pleased to invite you to attend the Annual General Meeting of Shareholders of the Company to be held on May 6, 2016, at 11.00 (CET), at the registered office of the Company (37A, avenue J.F. Kennedy, L-1855 Luxembourg).

Immediately following the conclusion of the Annual General Meeting of Shareholders, the Company will hold an Extraordinary General Meeting of Shareholders at the same place.

The agenda of the meetings are the following:

AGENDA OF THE ANNUAL GENERAL MEETING, PROPOSED RESOLUTIONS AND RECOMMENDATIONS.

1. Acknowledgement of the postponement of the date of the Annual General Meeting.

No vote is required on this item of the agenda.

2. Presentation of the reports of the independent auditor and of the reports of board of directors of the Company on the consolidated accounts for the financial year ended on December 31, 2015 and on the annual accounts of the Company for the financial year ended on December 31, 2015.

No vote is required on this item of the agenda.

3. Approval of the consolidated accounts of the Company prepared under EU IFRS and IFRS as of and for the year ended December 31, 2015.

Draft resolution (Resolution I)

“The general meeting, after having reviewed the management report of the board of directors and the report of the independent auditor of the Company, approves the consolidated accounts of the Company prepared under EU IFRS and IFRS for the financial year ended on December 31, 2015.”

Recommendation

The Board recommends a vote FOR approval of the Company’s consolidated accounts under EU IFRS and IFRS as of December 31, 2015, after due consideration of the management report and the independent auditor report on each of such consolidated accounts.

4. Approval of the Company’s annual accounts under LUX GAAP as of December 31, 2015.

Draft resolution (Resolution II)

“The general meeting, after having reviewed the management report of the board of directors and the report of the independent auditor of the Company, approves the annual accounts of the Company under Lux GAAP for the financial year ended on December 31, 2015.”

Recommendation

The Board recommends a vote FOR approval of the Company’s annual accounts as of December 31, 2015, after due consideration of the management report and the report from the independent auditor on such annual accounts.

5. Allocation of results for the financial year ended December 31, 2015.

Draft resolution (Resolution III)

“The general meeting acknowledges that the Company has made a loss of USD $ 8,372,279.12 during the financial year ended December 31, 2015 and resolves to carry forward this loss of USD $8,372,279.12 to the next financial year.”

Recommendation

Notwithstanding the gain of USD $ 30,319,000 made by the Company in its consolidated financial statements for the financial year ended on December 31, 2015, during the same period the Company has made a loss of USD $8,372,279.12 in its stand-alone individual financial statements. This loss is primarily due to a strategic business reorganization process being implemented by the Company´s management to allow the Company to achieve a more efficient corporate structure. As a result of this reorganization, the Company’s management decided to record an adjustment on the value of its subsidiary, Huddle Investment LLP (“Huddle”), given that Huddle used to be the holding of certain other subsidiaries which, as a result of this business reorganization, are being dissolved and their business absorbed by other subsidiaries.

The Board recommends the following allocation of the result:

Result of the financial year	USD	- 8,372,279.12
Allocation to the legal reserve	/	/
Distribution of dividends	/	/
Result to be carried forward to the following year	USD	- 8,372,279.12

6. Vote on discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the financial year ended December 31, 2015.

Draft resolution (Resolution IV)

“The general meeting grants full and total discharge to the members of the board of directors for the exercise of their mandates during the financial year ended on December 31, 2015.”

Recommendation

In accordance with applicable Luxembourg law and regulations, it is proposed that, upon approval of the Company’s annual accounts as of December 31, 2015, all who were members of the Board during the year 2015, be discharged from any liability in connection with the management of the Company’s affairs during such year.

The Corporate Governance and Nominating Committee is tasked with, among other functions, overseeing and evaluating, at least annually, and as circumstances otherwise dictate, nominations of candidates for membership on our Board.

The Corporate Governance and Nominating Committee recommends a vote FOR the discharge (quitus) of the members of the Board for the proper exercise of their mandate during the year ended December 31, 2015.

7. Approval and ratification of the stock options granted to the members of the Board of Directors for the financial year ended on 31 December 2015.

Draft resolutions (Resolution V)

“The general meeting approves and ratifies the following stock options granted to certain members of the board of directors during the financial year 2015:

Name	Stock Options
Martin Migoya	90,000
Martin Gonzalo Umaran	20,000
Guibert Andres Englebienne	30,000

“

Recommendation

In accordance with the charter of the Compensation Committee adopted by the Board, the Compensation Committee is tasked with, among other functions, setting compensation for the directors of the Company.

The Compensation Committee recommends a vote FOR the approval and ratification of the the following stock options granted by the Company during the financial year ended 31 December 2015:

-	Mr. Martín Migoya: 90,000 stock options.
-	Mr. Martín Umaran: 20,000 stock options.
-	Mr. Guibert Englebienne: 30,000 stock options

8. Approval of the cash compensation of the members of the Board of Directors for the financial year ending on 31 December 2016.

Draft resolutions (Resolution VI)

“The general meeting approves the following compensation for the members of the board of directors for the financial year 2016:

Name	Cash US$
Martin Migoya	-
Martin Gonzalo Umaran	-
Guibert Andres Englebienne	-
Francisco Alvarez-Demalde	50,000
Mario Vazquez	100,000
Philip Odeen	50,000
David J. Moore	-
Marcos Galperin	50,000
Timothy Mott	50,000

“

Recommendation

In accordance with the charter of the Compensation Committee adopted by the Board, the Compensation Committee is tasked with, among other functions, setting compensation for the directors of the Company.

The compensation proposed by the Compensation Committee to each of our independent directors for the financial year 2016 is USD $50,000, except for the compensation payable to Mr. Mario Vazquez which shall be USD $ 100,000 taking into consideration his role as chairman of the Audit Committee of the Company.

Therefore the aggregate compensation proposed by the Compensation Committee to our independent directors for the financial year 2016 amounts to up to US$ 300,000, according to the following:

Name	Cash US$
Martin Migoya	-
Martin Gonzalo Umaran	-
Guibert Andres Englebienne	-
Francisco Alvarez-Demalde	50,000
Mario Vazquez	100,000
Philip Odeen	50,000
David J. Moore	-
Marcos Galperin	50,000
Timothy Mott	50,000

The Compensation Committee recommends that no compensation is paid to non-independent directors for the financial year 2016.

The cash compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting.

The Compensation Committee recommends a vote FOR the proposed compensation of directors.

9. Appointment of Deloitte Audit as independent auditor for the annual accounts of the Company for the financial year ending on December 31, 2016.

Draft resolution (Resolution VII)

“The general meeting renews the mandate of Deloitte Audit as independent auditor for the standalone accounts and the EU IFRS consolidated accounts of the Company as at December 31, 2016 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2017.”

Recommendation

The Audit Committee recommends a vote FOR the re-appointment of Deloitte Audit as independent auditor for the standalone accounts and the EU IFRS consolidated accounts of the Company as at December 31, 2016 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2017.

10. Appointment of Deloitte & Co S.A. as independent auditor for the consolidated accounts of the Company for the financial year ending on December 31, 2016.

Draft resolution (Resolution VIII)

“The general meeting appoints Deloitte & Co S.A., as independent auditor for the IFRS consolidated accounts of the Company as at December 31, 2016 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2017.”

Recommendation

The Audit Committee recommends a vote FOR the appointment of Deloitte & Co S.A. as independent auditor for the IFRS consolidated accounts of the Company as at December 31, 2016 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2017.

11. Re-appointment of Mr. Timothy Mott as member of the board of directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2017.

Draft resolution (Resolution IX)

“The general meeting re-appoints Timothy Mott as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2017.”

Recommendation

The directors are appointed by the General Meeting of Shareholders for a period of up to four (4) years; provided however the directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and provided further that such four-year term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The directors shall be eligible for re-election indefinitely.

The Corporate Governance and Nominating Committee recommends a vote FOR the re-appointment of Timothy Mott as member of the Board for a term of one (1) year, ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2017.

Set forth below is a summary biographical information of the candidate:

Mr. Mott has served as a member of our board of directors since July 2014. Mr. Mott has been an independent private investor since 1994. He has been a director of Ruby Seven Studios since 2012 and the managing partner of Blue Farm Wines since 2013. From 2008 to 2013 he served as executive chairman of Flixlab; he was executive chairman of All Covered from 2000 to 2010; and from 1990 to 2007 he served as a director of Electronic Arts. Previously he co-founded Electronic Arts where he was a senior vice president from 1982 to 1990; from 1990 – 1994 he was CEO/chairman of Macromedia; he served on the board of directors of Edmark from 1994 to 1996; and from 1994 to 1999 he was chairman of Audible. Mr. Mott has been a trustee of the California College of the Arts since 2004 and previously served on several other non-profit boards. Mr. Mott earned his Bachelor of Science degree (with honors) from Manchester University in England. We believe that Mr. Mott is qualified to serve on our board due to his extensive business and industry expertise in the technology sector, and his experience as a director and senior management of other technology companies.

12. Re-appointment of Mr. Mario Vazquez as member of the board of directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2019.

Draft resolution (Resolution X)

“The general meeting re-apppoints Mario Vazquez as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2019.”

Recommendation

The directors are appointed by the General Meeting of Shareholders for a period of up to four (4) years; provided however the directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and provided further that such four-year term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The directors shall be eligible for re-election indefinitely.

The Corporate Governance and Nominating Committee recommends a vote FOR the re-appointment of Mario Vazquez as member of the Board for a term of three (3) years, ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2019.

Set forth below is a summary biographical information of the candidate:

Mr. Vázquez has served as a member of our board of directors and chairman of Globant’s audit committee since June 2012. From 2003 to 2006, he served as the Chief Executive Officer of Grupo Telefónica in Argentina. Mr. Vázquez worked in auditing for Arthur Andersen for 33 years until his retirement in 1993, including 23 years as a partner and general director in many of Globant’s markets, including Argentina, Chile, Uruguay, and Paraguay. As former partner and general director of Arthur Andersen, Mr. Vázquez has significant experience with U.S. GAAP accounting and in assessing internal control over financial reporting. Mr. Vázquez currently serves on the board of directors of MercadoLibre, Inc. Mr. Vázquez served as a member of the board of directors of YPF, S.A. and as the president of the Audit Committee of YPF, S.A, until April 2012. He has also served as a member of the board of directors of Telefónica Argentina S.A., Telefónica Holding Argentina S.A., Telefónica Spain S.A., Banco Santander Rio S.A., Banco Supervielle Societe General , and CMF Banco S.A., and as alternate member of the board of directors of Telefónica de Chile S.A. Mr. Vázquez received a degree in public accounting from the Universidad de Buenos Aires .. We believe that Mr. Vázquez is qualified to serve on our board of directors due to his financial expertise and his experience serving as a director of other companies.

13. Re-appointment of Mr. Marcos Galperin as member of the board of directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2019.

Draft resolution (Resolution XI)

“The general meeting re-appoints Marcos Galperin as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2019.”

Recommendation

The directors are appointed by the General Meeting of Shareholders for a period of up to four (4) years; provided however the directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and provided further that such four-year term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The directors shall be eligible for re-election indefinitely.

The Corporate Governance and Nominating Committee recommends a vote FOR the re-appointment of Marcos Galperin as member of the Board for a term of three (3) years, ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2019.

Set forth below is a summary biographical information of the candidate:

Mr. Galperin has served as a member of our board of directors since July 2014. He is a co-founder of Mercadolibre, Inc. and has served as its chairman, president and chief executive officer since October 1999. Mr. Galperin is a board member of Endeavor Global, Inc., a non-profit organization that is leading the global movement to catalyze long term economic growth by selecting, mentoring and accelerating the best high impact entrepreneurs around the world. He is also a board member of the Stanford Graduate School of Business. Mr. Galperin received a master’s degree in business administration from Stanford University and graduated with honors from the Wharton School of the University of Pennsylvania. We believe that Mr. Galperin is qualified to serve on our board of directors due to his comprehensive knowledge and experience in the technology industry and experience serving as a director of other companies.

14. Extension of the mandate of Mr. Martín Migoya as member of the board of directors until the date of the Annual General Meeting of Shareholders of the Company to be held in 2018.

Draft resolution (Resolution XII)

“The general meeting extends the mandate of Martín Migoya as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2018.”

Recommendation

The directors are appointed by the General Meeting of Shareholders for a period of up to four (4) years; provided however the directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and provided further that such four-year term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The directors shall be eligible for re-election indefinitely.

Mr. Migoya was elected member of the board of directors on the extraordinary general meeting of shareholders held in July, 2014 for a period to expire on the date of the annual general meeting to take place in 2017.

In order to adapt the composition of the Board to the provisions of article 16.1 of the articles of association of the Company, the Corporate Governance and Nominating Committee believes that it is necessary to modify the expiration date of certain mandates among the current members of the Board in order to enable the election of directors on a staggered basis, with one third (1/3) of the mandates expiring each year and therefore, one third (1/3) of the directors being elected each year as well.

Therefore, the Corporate Governance and Nominating Committee recommends a vote FOR the extension of the mandate of Martin Migoya as member of the board of directors until the date of the Annual General Meeting of Shareholders of the Company to be held in 2018.

15. Extension of the mandate of Mr. Francisco Alvarez-Demalde as member of the board of directors until the date of the Annual General Meeting of Shareholders of the Company to be held in 2019.

Draft resolution (Resolution XIII)

“The general meeting extends the mandate of Francisco Alvarez-Dealde as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2019.”

Recommendation

The directors are appointed by the General Meeting of Shareholders for a period of up to four (4) years; provided however the directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and provided further that such four-year term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The directors shall be eligible for re-election indefinitely.

Mr. Alvarez-Demalde was elected as member of the board of directors on the annual general meeting of shareholders held in May, 2015 for a term to expire on the date of the annual general meeting to take place in 2018.

In order to adapt the composition of the Board to the provisions of article 16.1 of the articles of association of the Company, the Corporate Governance and Nominating Committee believes that it is necessary to modify the expiration date of certain mandates among the current members of the Board in order to enable the election of directors on a staggered basis, with one third (1/3) of the mandates expiring each year and therefore, one third (1/3) of the directors being elected each year as well.

Therefore, the Corporate Governance and Nominating Committee of the Company recommends a vote FOR the extension of the mandate of Francisco Alvarez-Demalde as member of the board of directors until the date of the Annual General Meeting of Shareholders of the Company to be held in 2019.

AGENDA OF THE EXTRAORDINARY GENERAL MEETING, PROPOSED RESOLUTIONS AND RECOMMENDATIONS.

1. Decision to increase the authorized capital of the Company, excluding the Company's share capital, up to the amount of US$ 7,207,011.60, including authorization to the Board of Directors to waive, suppress or limit any pre-emptive subscription rights of existing shareholders for any issue or issues of common shares within the scope of the Company’s authorized capital and subsequent amendment of articles 6.1 and 6.2 of the articles of association.

Draft resolution (Resolution I)

“After having heard the report of the board of directors prepared in accordance with article 32-3 (5) of the law of 10 August 1915 on commercial companies, as amended (a copy of which shall remain attached to the present deed to be registered therewith), the general meeting resolves to increase the amount of the authorized share capital of the Company up to an amount of seven million two hundred seven thousand eleven US Dollars and sixty cents (USD $7,207,011.60), excluding the amount of the issued share capital, represented by six million five thousand eight hundred forty-three (6,005,843) common shares having a nominal value of one US dollar and twenty cents (USD $1.20) each.

The general meeting further decides that the board of directors is authorized to issue common shares, to grant options to subscribe for common shares and to issue any other instruments convertible into, or giving rights to, common shares within the limit of the authorized share capital to such persons and on such terms as it shall see fit, and specifically to proceed to such issue without reserving a pre-emptive subscription right for the existing shareholders during a period ending on the fifth (5th) anniversary of the date of publication in the Mémorial C, Recueil des Sociétés et Associations of the minutes of the extraordinary general meeting of shareholders held on 6 May 2016. Such common shares may be issued above, at or below market value, above or at nominal value as well as by way of incorporation of available reserves (including premium).

For the purpose of the above, the general meeting expressly waives and suppresses and authorizes the board of directors to waive, suppress or limit any pre-emptive subscription rights of shareholders to the extent the board of directors deems such waiver, suppression or limitation advisable for any issue or issues of common shares within the scope of the Company’s authorized share capital.

Finally, the general meeting resolves to amend articles 6.1 and 6.2 of the articles of association of the Company so that they shall read as follows:

“6.1 The Company’s authorized capital, excluding the Company's share capital, is set at seven million two hundred seven thousand eleven US Dollars and sixty cents (USD $7,207,011.60) consisting in six million five thousand eight hundred forty-three (6,005,843) common shares having a nominal value of one US dollar and twenty cents (USD $1.20) per common share.”

“6.2 The board of directors is authorized to issue common shares, to grant options to subscribe for common shares and to issue any other instruments convertible into, or giving rights to, common shares within the limit of the authorized share capital, to such persons and on such terms as it shall see fit, and specifically to proceed to such issue without reserving a pre-emptive subscription right for the existing shareholders during a period ending on the fifth (5th) anniversary of the date of publication in the Mémorial C, Recueil des Sociétés et Associations of the minutes of the extraordinary general meeting of shareholders held on 6 May 2016. Such common shares may be issued above, at or below market value, above or at nominal value as well as by way of incorporation of available reserves (including premium). The general meeting has waived and suppressed and has authorized the board of directors to waive, suppress or limit any pre-emptive subscription rights of shareholders to the extent the board deems such waiver, suppression or limitation advisable for any issue or issues of common shares within the scope of the Company’s authorized (un-issued) share capital. This authorization may be renewed, amended or extended once or several times by resolution of the general meeting of shareholders, adopted in the manner required for an amendment of these articles of association. Upon an issue of shares within the authorized share capital the board shall have the present articles of association amended accordingly.””

Recommendation

The Board recommends a vote FOR approval of the increase of the Company’s authorized capital and the extension of its duration. The reasons of and justification for the proposed increased of the authorized capital of the Company are detailed in the report of the Board prepared in accordance with article 32-3(5) of the law of 10 August 1915 on commercial companies, as amended.

2. Amendment of article 10.3 of the articles of association of the Company so that it shall read as follows: “10.3 The annual general meeting of shareholders shall be held in Luxembourg, at the registered office of the Company or at such other place as may be specified in the convening notice of such meeting, on the fourth Friday of April of each year at 11.00AM (local time). If such day is a legal holiday in Luxembourg, the annual general meeting of shareholders must be held on the next following local business day.”

Draft resolution (Resolution II)

“The general meeting resolves to amend the article 10.3 of the articles of association so that it shall read as follows: “10.3 The annual general meeting of shareholders shall be held in Luxembourg, at the registered office of the Company or at such other place as may be specified in the convening notice of such meeting, on the fourth Friday of April of each year at 11.00AM (local time). If such day is a legal holiday in Luxembourg, the annual general meeting of shareholders must be held on the next following local business day.”

Recommendation

In accordance with its charter, the Corporate Governance and Nominating Committee is tasked with, among other functions, the review of the adequacy of the articles of association of the Company and the recommendation, as conditions dictate, of amendments to the articles of association for consideration by the shareholders.

The Corporate Governance and Nominating Committee proposes to modify the date of the annual general meeting of shareholders from the third Friday of April of each year to the fourth Friday of April of each year, in order to allow more time to the management of the Company to complete and furnish the necessary materials to the shareholders of the Company as well as to allow them to comply with its associated reporting obligations under U.S. and Luxembourg rules.

Therefore the Corporate Governance and Nominating Committee recommends a vote FOR the amendment of article 10.3 of the articles of association of the Company so that it shall read as follows: “10.3 The annual general meeting of shareholders shall be held in Luxembourg, at the registered office of the Company or at such other place as may be specified in the convening notice of such meeting, on the fourth Friday of April of each year at 11.00AM (local time). If such day is a legal holiday in Luxembourg, the annual general meeting of shareholders must be held on the next following local business day.”.

3. Amendment of article 10.2 of the articles of association of the Company so that it shall read as follows: “10.2The general meeting of shareholders must be convened by the board of directors, upon request in written indicating the agenda, addressed to the board of directors by one or several shareholders representing at least ten percent (10%) of the Company´s issued share capital. In such case, a general meeting of shareholders must be convened and shall be held within a period of one (1) month from receipt of such request. Shareholder(s) holding at least five percent (5%) of the Company´s issued share capital may request the addition of one or several items to the agenda of any general meeting of shareholders and propose resolutions. Such requests must be received at the Company´s registered office by registered mails at least twenty-two (22) days before the date of such meeting.”.

Draft resolution (Resolution III)

“The general meeting resolves to amend the article 10.2 of the articles of association so that it shall read as follows: “10.2 The general meeting of shareholders must be convened by the board of directors, upon request in written indicating the agenda, addressed to the board of directors by one or several shareholders representing at least ten percent (10%) of the Company´s issued share capital. In such case, a general meeting of shareholders must be convened and shall be held within a period of one (1) month from receipt of such request. Shareholder(s) holding at least five percent (5%) of the Company´s issued share capital may request the addition of one or several items to the agenda of any general meeting of shareholders and propose resolutions. Such requests must be received at the Company´s registered office by registered mails at least twenty-two (22) days before the date of such meeting.”

Recommendation

In accordance with its charter, the Corporate Governance and Nominating Committee is tasked with, among other functions, the review of the adequacy of the articles of association of the Company and the recommendation, as conditions dictate, of amendments to the articles of association for consideration by the shareholders.

In order to adapt the articles of association of the Company to the local practice in Luxembourg and enable a more efficient process towards the holding of a general meeting of shareholders, the Corporate Governance and Nominating Committee proposes to (i) reduce the minimum shareholding requirement for a shareholder to request the addition of items to the agenda of any general meeting of shareholders, from the current percentage of 10%, as set forth in the articles of association, to a lower percentage of 5%; and (ii) increase the number of days prior to a general meeting of shareholders in which a shareholder may notify the Company of its intention to incorporate an additional item to the agenda, from five days prior to such meeting, as set forth in the current articles of association, to twenty-two days prior to the meeting.

Therefore the Corporate Governance and Nominating Committee recommends a vote FOR the proposed amendment of article 10.2 of the articles of association of the Company.

4. Amendment of article 10.7 of the articles of association of the Company so that it shall read as follows: “10.7 If the common shares of the Company are listed on a stock exchange, all shareholders recorded in any register of shareholders of the Company are entitled to be admitted and vote at the general meeting of shareholders based on the number of shares they hold on a date and time preceding the general meeting of shareholders as the record date for admission to the general meeting of shareholders (the “Record Date”), which the board of directors may determine as specified in the convening notice.”.

Draft resolution (Resolution IV)

“The general meeting resolves to amend the article 10.7 of the articles of association so that it shall read as follows: “10.7 If the common shares of the Company are listed on a stock exchange, all shareholders recorded in any register of shareholders of the Company are entitled to be admitted and vote at the general meeting of shareholders based on the number of shares they hold on a date and time preceding the general meeting of shareholders as the record date for admission to the general meeting of shareholders (the “Record Date”), which the board of directors may determine as specified in the convening notice.”

Recommendation

In accordance with its charter, the Corporate Governance and Nominating Committee is tasked with, among other functions, the review of the adequacy of the articles of association of the Company and the recommendation, as conditions dictate, of amendments to the articles of association for consideration by the shareholders.

In order to adapt the articles of association of the Company to the local practice in Luxembourg and enable a more efficient process towards the holding of a general meeting of shareholders, the Corporate Governance and Nominating Committee proposes to give more flexibility to the Board to set the record date for admission to the general meeting of shareholders.

Therefore the Corporate Governance and Nominating Committee recommends a vote FOR the proposed amendment of article 10.7 of the articles of association of the Company.

5. Amendment of article 10.8 of the articles of association of the Company so that it shall read as follows: “10.8 Any shareholder, Holder or Depositary, as the case may be, who wishes to attend the general meeting must inform the Company thereof no later than on the fourteenth day preceding the date of such general meeting, or by any other date which the board of directors may determine and as specified in the convening notice, in a manner to be determined by the board of directors in the convening notice. In case of common shares held through the operator of a securities settlement system or with a Depositary designated by such Depositary, a holder of common shares wishing to attend a general meeting of shareholders should receive from such operator or Depositary a certificate certifying the number of common shares recorded in the relevant account on the Record Date. The certificate should be submitted to the Company no later than three (3) business days prior to the date of such general meeting. If the shareholder votes by means of a proxy, the proxy shall be deposited at the registered office of the Company or with any agent of the Company, duly authorized to receive such proxies, at the same time. The board of directors may set a shorter period for the submission of the certificate or the proxy in which case this will be specified in the convening notice.”.

Draft resolution (Resolution V)

“The general meeting resolves to amend the article 10.8 of the articles of association so that it shall read as follows: “10.8 Any shareholder, Holder or Depositary, as the case may be, who wishes to attend the general meeting must inform the Company thereof no later than on the fourteenth day preceding the date of such general meeting, or by any other date which the board of directors may determine and as specified in the convening notice, in a manner to be determined by the board of directors in the convening notice. In case of common shares held through the operator of a securities settlement system or with a Depositary designated by such Depositary, a holder of common shares wishing to attend a general meeting of shareholders should receive from such operator or Depositary a certificate certifying the number of common shares recorded in the relevant account on the Record Date. The certificate should be submitted to the Company no later than three (3) business days prior to the date of such general meeting. If the shareholder votes by means of a proxy, the proxy shall be deposited at the registered office of the Company or with any agent of the Company, duly authorized to receive such proxies, at the same time. The board of directors may set a shorter period for the submission of the certificate or the proxy in which case this will be specified in the convening notice.””

Recommendation

In accordance with its charter of the Corporate Governance and Nominating Committee, the Corporate Governance and Nominating Committee is tasked with, among other functions, the review of the adequacy of the articles of association of the Company and the recommendation, as conditions dictate, of amendments to the articles of association for consideration by the shareholders.

In order to ensure the proper tabulation of votes and completion of all necessary tasks towards the holding of a general meeting of shareholders, the Corporate Governance and Nominating Committee deems it necessary to increase the number of days prior to a general meeting of shareholders in which a shareholder may confirm assistance to such meeting, from three days prior to a general meeting of shareholders, as set forth in the current articles of association, to either fourteen days prior to such meeting or such other term as set forth by the Board in the relevant convening notice.

Therefore the Corporate Governance and Nominating Committee recommends a vote FOR the proposed amendment of article 10.8 of the articles of association of the Company.

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The Annual General Meeting and the Extraordinary General Meeting (together the “Meetings”) shall be conducted in conformity with the voting requirements of the Luxembourg law on commercial companies dated 10 August 1915 as amended and the Company’s Articles of Association.

Each of the items to be voted on the Annual General Meeting will be passed by a simple majority of the votes validly cast, irrespective of the number of common shares present or represented at the Meeting.

The Extraordinary General Meeting will validly deliberate on the resolution on its agenda provided that a quorum of 50% of the Company’s issued share capital is present or represented. The resolution will be validly adopted by at least two-thirds of the votes validly cast in favour by the shareholders present or represented. If the aforementioned quorum is not met, the extraordinary general meeting may be reconvened by the Board and at the reconvened meeting no quorum will be required.

Any shareholder who holds one or more common shares(s) of the Company on April 12, 2016 (the “Record Date”) shall be admitted to the Meetings and may attend the Meetings in person or vote by proxy. Shareholders who have sold their common shares between the Record Date and the date of the Meetings cannot attend the Meetings or vote by proxy. In case of breach of such prohibition, criminal sanctions may apply.

On the date of this Convening Notice, the Company has 34,393,994 (thirty-four million three hundred ninety three) common shares each having a voting right. Each common share is entitled to one vote.

Attached to this notice is a proxy card which you will need to complete in order to vote your common shares by proxy. Proxy cards must be received by American Stock Transfer & Trust Company, LLC at the return address or email indicated on the proxy cards, no later than 3:00 p.m. New York City Time on April 29, 2016 in order for such votes to count.

Please consult the Company’s website as to the procedures for attending the Meetings or to be represented by way of proxy. A copy of this notice is also available on the Company’s website.

Copies of the consolidated accounts of the Company as of and for the year ended December 31, 2015 and the Company’s annual accounts as of December 31, 2015 together with the relevant management and audit reports and the report of the Board prepared in accordance with article 32-3(5) of the law of 10 August 1915 on commercial companies, as amended, are available at the investors section on the Company’s website www.globant.com and may also be obtained free of charge at the Company's registered office in Luxembourg.

Yours faithfully,

For the board of directors of the Company

/s/ Martin Migoya

Martin Migoya

Title: Chairman of the Board of Directors

Procedures for Attending the Meeting and Voting by Proxy

Any shareholder who holds one or more common shares(s) of the Company on April 12, 2016 (the “Record Date”) shall be admitted to the Meeting and may attend the Meeting in person, through his duly appointed attorney or vote by proxy. Each attorney must properly evidence his powers to represent a shareholder by a valid power-of-attorney which should be filed no later than April 29, 2016, at the address indicated below.

In the case of common shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote at the Meeting on behalf of such entity, must present evidence of their authority to attend and vote at the Meeting, by means of a proper document (such as a special power-of-attorney) issued by the respective entity. A copy of such power of attorney or other proper document should be filed not later than April 29, 2016, at the address indicated below.

Address for filing powers-of-attorney:

Globant S.A.

37A, avenue J.F. Kennedy,

L-1855 Luxembourg

R.C.S. Luxembourg B 173727

Attention: Pablo Rojo

To vote by proxy, holders of common shares will need to complete proxy cards. Proxy cards must be received by the American Stock Transfer & Trust Company, LLC at the return address or email indicated on the proxy cards, no later than 3:00 p.m. New York City Time on April 29, 2016 in order for such votes to count.

If you hold your common shares through a brokerage account, please contact your broker to receive information regarding how you may vote your shares.

ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF GLOBANT S.A. May 6, 2016 GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access. NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The convening notice and proxy card are available at www.globant.com E-MAIL - Completed proxy cards may be sent via email as a PDF attachment to American Stock Transfer & Trust Company at the following email addresses: proxy@amstock.com and admin1@amstock.com Please be sure to send your completed proxy card via PDF to both of the email addresses provided and to use the subject line: “Globant Proxy Card”. MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible. IN PERSON - You may vote your shares in person by attending the General Meetings. Please detach along perforated line and mail in the envelope provided. THE BOARD OF DIRECTORS (OR THE RELEVANT BOARD COMMITTEE) RECOMMENDS A VOTE “FOR” RESOLUTIONS 1-13 OF THE ANNUAL GENERAL MEETING AND RESOLUTIONS 1-5 OF THE EXTRAORDINARY GENERAL MEETING. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE OR BY E-MAIL. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x The undersigned acknowledges receipt from the Company before the execution of this proxy of the Convening Notice, the 2015 Consolidated Accounts of the Company prepared in accordance with IFRS, the 2015 Standalone Accounts of the Company prepared in accordance with Luxembourg GAAP, the management and auditor reports related to the 2015 Accounts, and the Report of the Board of Directors on the Increase in Authorized Share Capital. Please note that the 2015 Consolidated Accounts of the Company prepared in accordance with IFRS-EU are available at www.globant.com MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETINGS. If amendments or new resolutions are presented at the General Meetings, I irrevocably give the Chairman of the General Meetings the power to vote in my name and as he or she deems fit unless I mark the box below: I abstain: To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. Resolutions of the Annual General Meeting: 1. The approval of the consolidated accounts of the Company prepared under IFRS-EU and IFRS as of and for the financial year ended December 31, 2015. 2. The approval of the annual accounts of the Company under Lux GAAP for the financial year ended on December 31, 2015. 3. The acknowledgement and allocation of the Company’s results during the financial year ended on December 31, 2015. 4. The grant of full and total discharge to the members of the Board of Directors during the financial year ended on December 31, 2015. 5. The approval and ratification of the stock options granted to certain members of the Board of Directors for the 2015 financial year. 6 The approval of the cash compensation for the Board of Directors for the 2016 financial year. 7. The election of Deloitte Audit as the independent auditor for the annual accounts of the Company for the 2016 financial year. 8. The election of Deloitte & Co S.A. as the independent auditor for the consolidated accounts of the Company for the 2016 financial year. 9. The re-appointment of Mr. Timothy Mott as a director for a term to expire on the date of the annual general meeting of shareholders in 2017. 10. The re-appointment of Mr. Mario Vazquez as a director for a term to expire on the date of the annual general meeting of shareholders in 2019. 11. The re-appointment of Mr. Marcos Galperin as a director for a term to expire on the date of the annual general meeting of shareholders in 2019. 12. The extension of the mandate of Mr. Martín Migoya as a director for a term to expire on the date of the annual general meeting of shareholders in 2018. 13. The extension of the mandate of Mr. Francisco Alvarez-Demalde as a director for a term to expire on the date of the annual general meeting of shareholders in 2019. Resolutions for the Extraordinary General Meeting: 1. The approval of the increase in the authorized share capital of the Company and subsequent amendments to Articles of Association. 2. The approval of an amendment to article 10.3 of the articles of association and subsequent amendments to Articles of Association. 3. The approval of an amendment to article 10.2 of the articles of association and subsequent amendments to Articles of Association. 4. The approval of an amendment to article 10.7 of the articles of association and subsequent amendments to Articles of Association. 5. The approval of an amendment to article 10.8 of the articles of association and subsequent amendments to Articles of Association. FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

------------------ 0 GLOBANT S.A. 37A, avenue J.F. Kennedy, L-1855 Luxembourg The undersigned hereby appoints the Chairman of the General Meetings as proxy, with full power of substitution, to represent and vote as designated on the reverse side, all the shares of Common Stock of Globant S.A. held of record by the undersigned on April 12, 2016, at the Annual General Meeting and Extraordinary General Meeting of Shareholders to be held at the Company’s legal address located at 37A, avenue J.F. Kennedy, L-1855 Luxembourg, or any adjournment or postponement thereof. (Continued and to be signed on the reverse side.) 1.1 14475